Exhibit 99.1

CNFinance Announces Fourth Quarter 2018 and

Fiscal Year 2018 Unaudited Financial Results

GUANGZHOU, China, March 11, 2019 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the fourth quarter of 2018 and the fiscal year ended December 31, 2018.

Fourth Quarter 2018 Operational and Financial Highlights

•	Total number of active borrowers[1] was 31,039 as of December 31, 2018, compared to 26,326 active borrowers as of December 31, 2017.

•	Total number of transactions[2] was 2,334 during the fourth quarter of 2018.

•	Total loan origination volume[3] was RMB1,128.2 million (US$164.1 million) during the fourth quarter of 2018.

•	Total outstanding loan principal[4] was RMB15.8 billion as of December 31, 2018, compared to RMB16.7 billion as of December 31, 2017.

•	Total interest and fees income was RMB1,039.6 million (US$151.2 million) in the fourth quarter of 2018, a slight decrease of 2.7% from RMB1,068.9 million in the same period of 2017.

•	Net income was RMB188.1 million (US$27.4 million) in the fourth quarter of 2018, an increase of 7.0% from RMB175.8 million in the same period of 2017.

•	Basic and diluted earnings per ADS were RMB3.01 (US$0.44) and RMB2.71 (US$0.39), respectively, in the fourth quarter of 2018, compared to RMB2.86 and RMB2.64, respectively, in the same period of 2017.

Fiscal Year 2018 Operational and Financial Highlights

•	Total number of transactions[2] was 17,276 during fiscal year 2018.
•	Total loan origination volume[3] was RMB9.5 billion (US$1.4 billion) during fiscal year 2018.
•	Total interest and fees income was RMB4,292.7 million (US$624.3 million) during fiscal year 2018, an increase of 25.9% from RMB3,410.4 million in fiscal year 2017.
•	Net income was RMB860.9 million (US$125.2 million) during fiscal year 2018, an increase of 61.6% from RMB532.7 million in fiscal year 2017.
•	Basic and diluted earnings per ADS were RMB13.76 (US$2.00) and RMB12.39 (US$1.80), respectively, in fiscal year 2018, compared to RMB8.66 and RMB8.00, respectively, in fiscal year 2017.

“The fourth quarter was challenging for us and the entire industry as China’s macroeconomic environment softened,” commented Mr. Bin Zhai, Chairman and Chief Executive Officer of CNFinance. “We remain optimistic about future prospects and are now focused on strengthening our risk assessment capabilities, enhancing asset quality, and optimizing our workforce. We have taken a more cautious approach in growing our business, managing the pace of loan growth during the quarter in order to ensure their quality and support the long-term sustainable growth of our business. We also launched a new loan partnership service platform to broaden our customer reach and diversify risks. The new loan partnership services platform has performed very well since its recent launch and has since gained market recognition. We believe this will help create a foundation for us to potentially gain market share in the future and will benefit all parties, including our shareholders, our trust company partners and other lenders.”

1 Refers to borrowers with outstanding loan principal of home equity loans as at the end of a specific period.

2 Refers to the total number of loans CNFinance originated during the relevant period.

3 Refers to the total amount of loans CNFinance originated during the relevant period.

4 Refers to the total amount of loans outstanding for loans CNFinance at the end of the relevant period.

Fourth Quarter 2018 Financial Results

Total interest and fees income decreased slightly by 2.7% to RMB1,039.6 million (US$151.2 million) for the fourth quarter of 2018 from RMB1,068.9 million in the same period of 2017, primarily due to a slight decrease in the Company’s income from subordinated units of trust plans.

Interest and financing service fee on loans decreased by 2.9% to RMB1,035.6 million (US$150.6 million) for the fourth quarter of 2018 from RMB1,066.8 million in the same period of 2017, primarily due to the decrease of total loan origination volume due to the Company’s strategic focus on ensuring loan quality over loan growth.

Interest on deposits with banks increased by 90.5 % to RMB4.0 million (US$0.6 million) for the fourth quarter of 2018 from RMB2.1 million in the same period of 2017, primarily due to an increase in the amount of average daily bank deposits in the fourth quarter of 2018.

Interest expenses remained stable at RMB470.0 million (US$68.4 million) for the fourth quarter of 2018, compared to RMB469.3 million in the same period of 2017, primarily due to the fact that the amount of interest-bearing borrowings the Company obtained from different funding sources remained stable in the fourth quarter of 2017 and 2018.

Net interest and fees income was RMB569.6 million (US$82.8 million) for the fourth quarter of 2018, a decrease of 5.0% from RMB599.5 million in the same period of 2017.

Provision for credit losses increased by 12.2% to RMB122.4 million (US$17.8 million) for the fourth quarter of 2018 from RMB109.1 million in the same period of 2017. The increase was mainly attributable to the increase in delinquency ratio.

Total operating expenses decreased by 27.4% to RMB176.3 million (US$25.6 million) for the fourth quarter of 2018, compared with RMB243.0 million in the same period of 2017.

Employee compensation and benefits decreased by 39.9% to RMB84.4 million (US$12.3 million) for the fourth quarter of 2018 from RMB140.5 million in the same period of 2017, primarily due to a decrease in the number of employees and associated compensation.

Share-based compensation expense decreased by 78.3% to RMB9.9 million (US$1.4 million) for the fourth quarter of 2018 from RMB45.7 million in the same period of 2017. According to the Company’s share option plan, approximately 60% of the option grants vested during 2017 with an additional 20% vested in 2018. Related compensation cost of the option grants was recognized over the requisite period.

Taxes and surcharges increased by 65.3% to RMB20.0 million (US$2.9 million) for the fourth quarter of 2018 from RMB12.1 million in the same period of 2017, primarily due to the increase of “services fees charged to trust plans” from 5% in 2017 to 8% in 2018, which is non-deductible.

Other expenses increased by 50.8% to RMB47.2 million (US$6.9 million) for the fourth quarter of 2018 from RMB31.3 million in the same period of 2017, primarily due to an increase in litigation expenses as a result of the increase in the amount of loans delinquent for over 90 days, and the litigations associated therewith in the fourth quarter of 2018.

Income tax expenses decreased by 17.7% to RMB65.0 million (US$9.5 million) for the fourth quarter of 2018 from RMB79.0 million in the same period of 2017, primarily due to the decrease in net interest income of RMB30.0 million (US$4.4 million) and increase in the other expenses of RMB16.0 million (US$2.3 million) in the fourth quarter of 2018.

Effective tax rate decreased to 25.7% for the fourth quarter of 2018 from 31.0% in the same period of 2017, since the share-based compensation expenses is a non-taxable item which decreased to RMB9.9 million (US$1.4 million) for the fourth quarter of 2018 from RMB45.7 million in the same period of 2017.

Net income increased by 7.0% to RMB188.1 million (US$27.4 million) for the fourth quarter of 2018 from RMB175.8 million in the same period of 2017.

Basic and diluted earnings per ADS were RMB3.01 (US$0.44) and RMB2.71 (US$0.39), respectively, in the fourth quarter of 2018, compared to RMB2.86 and RMB2.64, respectively, in the same period of 2017. One ADS represents 20 ordinary shares.

Fiscal Year 2018 Financial Results

Total interest and fees income increased by 25.9% to RMB4,292.7 million (US$624.3 million) in fiscal year 2018 from RMB3,410.4 million in fiscal year 2017, primarily due to an increase in interest and financing service fees and in the size of outstanding loan principal.

Interest and financing service fee on loans increased by 25.6% to RMB4,278.8 million (US$622.3 million) in fiscal year 2018 from RMB3,406.1 million in fiscal year 2017, primarily due to an increase in the Company’s daily average outstanding loan principal.

Interest on deposits with banks increased by 220.9% to RMB13.9 million (US$2.0 million) in fiscal year of 2018 from RMB4.3 million in the same period of 2017, primarily due to an increase in the amount of average daily bank deposits in fiscal year 2018.

Interest expenses increased by 37.8% to RMB1,943.1 million (US$282.6 million) in fiscal year 2018 from RMB1,409.9 million in fiscal year 2017, primarily due to the substantial increase in interest-bearing borrowings the Company obtained from different funding sources.

Net interest and fees income increased by 17.5% to RMB2,349.6 million (US$341.7 million) for the fiscal year of 2018 from RMB2,000.5 million in the same period of 2017.

Provision for credit losses increased by 41.4% to RMB433.7 million (US$63.1 million) for fiscal year 2018 from RMB306.8 million in fiscal year 2017. The increase was mainly attributable to an increase in delinquency ratio.

Total operating expenses decreased by 16.8% to RMB746.7 million (US$108.6 million) in fiscal year 2018, compared with RMB897.6 million in fiscal year 2017.

Employee compensation and benefits decreased by 18.8% to RMB443.1 million (US$64.4 million) in fiscal year 2018 from RMB546.0 million in fiscal year 2017, primarily due to a decrease in the number of employees and associated compensation.

Share-based compensation expense decreased by 78.3% to RMB39.7 million (US$5.8 million) in fiscal year 2018 from RMB182.7 million in fiscal year 2017. According to the Company’s share option plan, approximately 60% of the option grants vested during 2017 with an additional 20% vested in 2018. Related compensation cost of the option grants was recognized over the requisite period.

Taxes and surcharges increased by 109.3% to RMB81.2 million (US$11.8 million) in fiscal year 2018 from RMB38.8 million in fiscal year 2017 primarily due to the increase of “services fees charged to trust plans” from 5% in 2017 to 8% in 2018, which is non-deductible.

Other expenses increased by 38.2% to RMB113.6 million (US$16.5 million) in fiscal year 2018 from RMB82.2 million in fiscal year 2017, primarily due to an increase in litigation expenses as a result of the increase in the amount of loans delinquent for over 90 days, and the litigations associated therewith in 2018.

Income tax expenses increased by 7.5% to RMB296.8 million (US$43.2 million) in fiscal year 2018 from RMB276.0 million in fiscal year 2017, primarily due to increase in taxable income in fiscal year 2018.

Effective tax rate decreased to 25.6% in fiscal year 2018 from 34.1% in fiscal year 2017, since the share-based compensation expenses is a non-taxable item which decreased to RMB39.7 million (US$5.8 million) in fiscal year 2018 from RMB182.7 million in fiscal year 2017.

Net income increased by 61.6% to RMB860.9 million (US$125.2 million) in fiscal year 2018 from RMB532.7 million in fiscal year 2017.

Basic and diluted earnings per ADS were RMB13.76 (US$2.00) and RMB12.39 (US$1.80), respectively, in fiscal year 2018, compared to RMB8.66 and RMB8.00, respectively, in fiscal year 2017. One ADS represents 20 ordinary shares.

As of December 31, 2018, the Company had cash and cash equivalents of RMB3.2 billion (US$0.5 billion), compared with RMB1.2 billion as of December 31, 2017.

The delinquency ratio for loans originated by the Company, which represents total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as a percentage of the outstanding loan principal as of the date, increased from 7.17% as of December 31, 2017 to 18.07% as of December 31, 2018. The increase in delinquency ratio was the result of changing market environment, slower growth of outstanding loan principal and longer collection process.

Business Outlook

For the first quarter of 2019, based on the information available as of the date of this press release, we expect net income to be between RMB100 million and RMB150 million.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

CNFinance's management will host an earnings conference call at 9:00 PM U.S. Eastern Time on Monday, March 11, 2019 (9:00 AM Beijing/ Hong Kong Time on Tuesday, March 12, 2019).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on March 14, 2019.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	10129234

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 28, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 28, 2018, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) ("CNFinance" or the "Company) is a leading home equity loan service provider in China. CNFinance facilitates loans by connecting micro- and small-enterprise ("MSE") owners with its funding partners. The Company's primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitates are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company's risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands)

	December 31, 2017	December 31, 2018
	RMB	RMB	US$
Assets

Cash and cash equivalents	1,190,360	3,161,658	459,844
Loans principal, interest and financing service fee receivables (net of allowance of RMB440,336 and RMB863,038 as of December 31, 2017 and 2018, respectively)	16,261,168	14,998,286	2,181,410
Available-for-sale investments	360,188	682,252	99,229
Property and equipment	22,468	19,166	2,788
Intangible assets and goodwill	3,342	4,176	607
Deferred tax assets	112,530	217,615	31,651
Deposits	150,325	178,218	25,921
Other assets	115,484	93,346	13,577

Total assets	18,215,865	19,354,717	2,815,027

Liabilities and shareholders' equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	3,512,115	4,213,900	612,886
Other borrowings	12,195,821	11,110,876	1,616,010
Accrued employee benefits	68,828	42,179	6,135
Income tax payable	383,338	689,415	100,271
Deferred tax liabilities	777	1,306	190
Other liabilities	223,737	251,486	36,578

Total liabilities	16,384,616	16,309,162	2,372,070
Ordinary shares	-	917	133
Additional paid-in capital	569,125	921,703	134,056
Retained earnings	1,266,593	2,127,502	309,432
Accumulated other comprehensive losses	(4,469)	(4,567)	(664)

Total shareholders' equity	1,831,249	3,045,555	442,957

Total liabilities and shareholders' equity	18,215,865	19,354,717	2,815,027

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Interest and fees income

Interest and financing service fee on loans	1,066,795	1,035,582	150,619
Interest on deposits with banks	2,119	4,065	591
Total interest and fees income	1,068,914	1,039,647	151,210

Interest expense	(469,381)	(470,096)	(68,373)

Net interest and fees income	599,533	569,551	82,837
Provision for credit losses	(109,081)	(122,434)	(17,807)
Net interest and fees income after provision for credit losses	490,452	447,117	65,030

Realized gains on sales of investments, net	5,507	1,785	260
Other revenue, net	1,844	(19,571)	(2,847)

Total non-interest revenue	7,351	(17,786)	(2,587)

Operating expenses
Employee compensation and benefits	(140,490)	(84,439)	(12,281)
Share-based compensation expense	(45,672)	(9,929)	(1,444)
Taxes and surcharges	(12,137)	(20,006)	(2,910)
Rental and property management expenses	(13,412)	(13,789)	(2,006)
Offering expenses	-	(880)	(128)
Other expenses	(31,253)	(47,224)	(6,868)

Total operating expenses	(242,964)	(176,267)	(25,637)

Income before income tax	254,839	253,064	36,806
Income tax expense	(79,029)	(65,002)	(9,454)

Net income	175,810	188,062	27,352

Earnings per share
Basic	0.14	0.15	0.02
Diluted	0.13	0.14	0.02
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	2.86	3.01	0.44
Diluted	2.64	2.71	0.39

Other comprehensive income
Net unrealized gains on available-for-sale investments	103	658	96
Foreign currency translation adjustment	(727)	(2,051)	(298)
Comprehensive income	175,186	186,669	27,150

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Twelve months ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Interest and fees income

Interest and financing service fee on loans	3,406,111	4,278,820	622,329
Interest on deposits with banks	4,337	13,845	2,014
Total interest and fees income	3,410,448	4,292,665	624,343

Interest expense	(1,409,906)	(1,943,059)	(282,606)

Net interest and fees income	2,000,542	2,349,606	341,737
Provision for credit losses	(306,753)	(433,754)	(63,087)

Net interest and fees income after provision for credit losses	1,693,789	1,915,852	278,650

Realized (losses)/gains on sales of investments, net	(11,528)	3,185	463
Other revenue, net	23,980	(14,583)	(2,121)

Total non-interest revenue	12,452	(11,398)	(1,658)

Operating expenses
Employee compensation and benefits	(545,956)	(443,071)	(64,442)
Share-based compensation expense	(182,690)	(39,715)	(5,776)
Taxes and surcharges	(38,836)	(81,198)	(11,810)
Rental and property management expenses	(47,897)	(58,318)	(8,482)
Offering expenses	-	(10,859)	(1,579)
Other expenses	(82,194)	(113,556)	(16,516)
Total operating expenses	(897,573)	(746,717)	(108,605)

Income before income tax	808,668	1,157,737	168,387
Income tax expense	(275,995)	(296,828)	(43,172)

Net income	532,673	860,909	125,215

Earnings per share
Basic	0.43	0.69	0.10
Diluted	0.40	0.62	0.09
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	8.66	13.76	2.00
Diluted	8.00	12.39	1.80

Other comprehensive income
Net unrealized gains on available-for-sale investments	(2,601)	1,586	231
Foreign currency translation adjustment	(199)	(1,683)	(245)
Comprehensive income	529,873	860,812	125,201